SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Perfect World Co., Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

Class B ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (1)

(CUSIP Number)

Michael Yufeng Chi

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Telephone: +86 10 5780-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47th Floor, Park Place, 1601 Nanjing Road West

Shanghai 200040, People’s Republic of China

Telephone: +86 21 6109-7000

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing five Class B ordinary shares, par value $0.0001 per share.

CUSIP No. 71372U104

1.	Name of Reporting Person. Michael Yufeng Chi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,071,710 (See Item 5). (1) Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to 40,959,425 ordinary shares of the above shares.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,071,710 (See Item 5). (1) Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to 40,959,425 ordinary shares of the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,071,710 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and 1,112,285 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof.  Perfect Human Holding Company Limited has pledged 10,003,315 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender.  See Item 5. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to 10 votes per share, whereas each Class B ordinary share is entitled to one vote per share.

(2) Based on a total of 249,723,490 ordinary shares, including (i) 29,671,195 Class A ordinary shares and 218,940,010 Class B ordinary shares reported as issued and outstanding as of September 30, 2014 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 26, 2014, and (ii) 1,112,285 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof.  In addition, based on the numbers of issued and outstanding ordinary shares of the Issuer reported in the above Form 6-K, the 27,542,625 Class A ordinary shares beneficially owned by Mr. Michael Yufeng Chi represent 92.8% of the total Class A ordinary shares of the Issuer as of September 30, 2014, and the 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares beneficially owned by Mr. Chi represent approximately 56.0% of the total voting rights in the Issuer as of September 30, 2014.

CUSIP No. 71372U104

1.	Name of Reporting Person. Perfect Human Holding Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,959,425 (See Item 5). (1) Michael Yufeng Chi may also be deemed to have sole voting power with respect to the above shares.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,959,425 (See Item 5). (1) Michael Yufeng Chi may also be deemed to have sole voting power with respect to the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,959,425 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares. Perfect Human Holding Company Limited has pledged 10,003,315 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender. See Item 5. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to 10 votes per share, whereas each Class B ordinary share is entitled to one vote per share.

(2) Based on a total of 248,611,205 ordinary shares, including 29,671,195 Class A ordinary shares and 218,940,010 Class B ordinary shares reported as issued and outstanding as of September 30, 2014 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 26, 2014.

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited (collectively, the “Reporting Persons”) with respect to Perfect World Co., Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

Item 1.         Securities and Issuer

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”), of the Issuer. The address of the Issuer’s principal executive office is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American depositary receipts, each representing five Class B Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “PWRD.”

Item 2.         Identity and Background

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons.  Mr. Michael Yufeng Chi is the founder and chairman of the board of directors of the Issuer.  He is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors of the Issuer.  Mr. Chi holds certain Ordinary Shares indirectly through Perfect Human Holding Company Limited and certain options of the Issuer.  See Item 5.  The business address of Mr. Chi is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China.

Perfect Human Holding Company Limited is a British Virgin Islands company controlled by Mr. Chi. Mr. Chi is the sole director of Perfect Human Holding Company Limited. The principal business of Perfect Human Holding Company Limited is making investments in public and private companies. The address of the principal office of Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(d) — (e) During the five years preceding the date of this filing, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Persons for such purpose.

Item 4.         Purpose of Transaction

The Ordinary Shares currently beneficially owned by the Reporting Persons were originally acquired for investment purposes.

On December 31, 2014, Mr. Michael Yufeng Chi submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.02. In the Proposal Letter, Mr. Chi proposed to acquire (the “Acquisition”), through a transaction vehicle to be formed by Mr. Chi, all of the outstanding Ordinary Shares and ADSs that are not already directly or indirectly beneficially owned by Mr. Chi for cash consideration equal to US$4.0 per Ordinary Share, or US$20.0 per ADS, to be funded by a combination of debt and equity capital.  The Proposal Letter stated that Mr. Chi expects commitments for the debt financing, subject to terms and conditions set forth therein, to be in place when the definitive agreements for the Acquisition are executed.  Mr. Chi also stated in the Proposal Letter that he is only interested in pursuing the Acquisition and does not intend to sell his stake in the Issuer to a third party.  Mr. Chi expects to complete due diligence of the Issuer in parallel with discussions on the definitive agreements with respect to the Acquisition.  The Proposal Letter constitutes only a preliminary indication of Mr. Chi’s interest, and does not constitute any binding commitment with respect to the Acquisition.

If the Acquisition is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The descriptions of the Proposal Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter which has been filed as Exhibit 7.02 and is incorporated herein by this reference.

None of the Issuer or the Reporting Persons is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D.  Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the transaction vehicle to be formed by Mr. Michael Yufeng Chi, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, Mr. Chi reserve his right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by Mr. Chi may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.         Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) — (b) As of the date hereof, Mr. Michael Yufeng Chi beneficially owns 42,071,710 Ordinary Shares, comprising (i) 27,542,625 Class A Ordinary Shares and 13,416,800 Class B Ordinary Shares directly held by Perfect Human Holding Company Limited, and (ii) 1,112,285 Class B ordinary shares underlying the options granted to Mr. Chi which are exercisable within 60 days after the date hereof, which Ordinary Shares in (i) and (ii) collectively represent 16.8% of the outstanding Ordinary Shares.  Perfect Human Holding Company Limited, a British Virgin Islands company, is controlled by Mr. Chi, and Mr. Chi is the sole director of Perfect Human Holding Company Limited. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Chi may be deemed to beneficially own all of the shares held by Perfect Human Holding Company Limited in the Issuer.

The above disclosure of percentage information is based on a total of 249,723,490 Ordinary Shares, including (i) 29,671,195 Class A Ordinary Shares and 218,940,010 Class B Ordinary Shares reported as issued and outstanding as of September 30, 2014 in the Issuer’s Form 6-K filed with the SEC on November 26, 2014, and (ii) 1,112,285 Class B Ordinary Shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof.  In addition, based on the numbers of issued and outstanding Ordinary Shares of the Issuer reported in the above Form 6-K, the 27,542,625 Class A Ordinary Shares beneficially owned by Mr. Michael Yufeng Chi represent 92.8% of the total Class A Ordinary Shares of the Issuer as of September 30, 2014, and the 27,542,625 Class A Ordinary Shares and 13,416,800 Class B Ordinary Shares beneficially owned by Mr. Chi represent approximately 56.0% of the total voting rights in the Issuer as of September 30, 2014.

As of the date hereof, Perfect Human Holding Company Limited directly holds 27,542,625 Class A Ordinary Shares and 13,416,800 Class B Ordinary Shares, which collectively represent 16.5% of the outstanding Ordinary Shares. The above disclosure of percentage information is based on a total of 248,611,205 Ordinary Shares, including 29,671,195 Class A Ordinary Shares and 218,940,010 Class B Ordinary Shares reported as issued and outstanding as of September 30, 2014 in the Issuer’s Form 6-K filed with the SEC on November 26, 2014. Perfect Human Holding Company Limited has pledged 10,003,315 Class B Ordinary Shares to a third-party lender as collateral for certain loans received from the lender.

Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to 10 votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.

(c)                               The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) — (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proposal Letter under Item 4 is incorporated herein by reference in their entirety.

Item 7.         Material to be Filed as Exhibits.

Exhibit 7.01:                          Joint Filing Agreement by and between the Reporting Persons, dated as of January 2, 2015.

Exhibit 7.02:                          Proposal Letter from Michael Yufeng Chi to the board of directors of the Issuer, dated as of December 31, 2014.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 2, 2015

Michael Yufeng Chi

By:	/s/ Michael Yufeng Chi

Perfect Human Holding Company Limited

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Director

INDEX TO EXHIBITS

Exhibit 7.01:                          Joint Filing Agreement by and between the Reporting Persons, dated as of January 2, 2015.

Exhibit 7.02:                          Proposal Letter from Michael Yufeng Chi to the board of directors of the Issuer, dated as of December 31, 2014.